Exhibit 4.5

EXTENSION AND RESTATMENT
OF CONVERTIBLE PROMISSORY NOTES

THIS EXTENSION AND RESTATEMENT OF CONVERTIBLE PROMISSORY NOTES (this “Restatement”) is entered into effective as of the 31st day of March, 2011, by and between FREEDOM OIL & GAS, INC., a Nevada corporation (“Maker”), and QUANTUM ENERGY & TECHNOLOGIES, LLC, a Utah limited liability company ("Holder”).

RECITALS:

A.           Maker executed that certain Convertible Promissory Note payable to Holder, dated as of February 2, 2009, in the amount of $1,000,000.00 (the “First Note”).

B.           The First Note is secured by a Mortgage, Deed of Trust, Security Agreement, Assignment of Leases and Production, and Financing Statement, dated as of February 2, 2009, filed in the County Recorder’s office Sanpete County, Utah.

C.           Maker executed that certain Amended and Restated Convertible Promissory Note payable to Holder, dated September 2, 2009, in the amount of $75,068.49 (the “Second Note”).  The First Note and the Second Note are referred to herein as the “Notes.”

D.           The Second Note is secured by a Mortgage, Deed of Trust, Security Agreement, Assignment of Leases and Production, and Financing Statement, dated as of September 2, 2009, filed in the County Recorder’s office Sevier County, Utah (the “Trust Deed”).

E.           Holder converted $256,575.49 of the principal balance of the Notes into 777,500 shares the Common Stock of Maker effective as of September 22, 2009 in exercise of certain of Holder’s Warrants.

F.           As of March 31, 2011, the combined principal balance of the Notes is $818,493.00 and total accrued and unpaid interest is $178,193.49.

G.           The parties desire to amend the Notes as set forth below.

NOW THEREFORE, in consideration of the above recitals and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties agree as follows:

1.           Extension of Notes.  The due date of the First Note is hereby extended one year to January 31, 2012 (the Maturity Date”).

2.           Conversion.  The accrued and unpaid interest on the Notes equal to $178,193.49 and the entire principal amount of the Second Note equal to $75,068.49, together with $43,424.51 of the principal amount of the First Note, totaling $118,493.00 in principal (aggregate interest and principal equal to $296,686.49), is hereby converted into the Common Stock of Maker at the discounted rate of $0.20 per share for a total of 1,483,432 shares of Common Stock (the “Conversion Shares”).  Maker shall cause the Conversion Shares to be issued on a one share for one share basis in the Common Stock of Hewitt Petroleum, Inc. (“HPI”) as set forth in the Stock Exchange Agreement dated March 4, 2011 between Maker and HPI.

3.           Principal Payment.  Maker shall pay $200,000 in cash as a payment towards the reduction of principal under the First Note, due and payable on or before June 30, 2011.

4.           Principal Balance and Warrants.  After giving effect to the conversion under Paragraph 2 of this Amendment and following Maker’s principal payment under paragraph 3 above, the principal balance of the First Note shall be $500,000, and the Second Note shall be deemed paid in full.  Interest shall accrue on the First Note from March 31, 2011 through September 30, 2011, and shall be payable on September 30, 2011.   Holder shall retain 2,000,000 warrants to purchase Maker’s common stock at the rate of $0.25 per share, issuable in the Common Stock of Hewitt Petroleum, Inc. and Maker shall reserve sufficient shares to cover such warrants.  The date of the Warrants shall be extended to January 31, 2013.

5.           Payment upon Public Offering.  If HPI becomes a listed company on the TSX:V and raises funds in a public offering by September 30, 2011, with net proceeds from such offering equal or greater than $10.0 million, then Maker shall pay the First Note in full within ten (10) days of the closing of such offering.

6.           Option of Holder In Event of Nonpayment.  In the event Maker fails to make either the payment provided for in Paragraph 3 and 4, then Holder shall have the right to declare this Amendment null and void, and the terms and conditions of the Notes and Trust Deed shall be enforceable as if this Amendment had not been executed.  Holder shall notify Maker of its election in writing within fifteen (15) days of Maker’s failure to make either payment as required above.  If Holder elects to declare this Amendment null and void, Holder shall return any shares of HPI or other stock issued in connection with this Amendment and both parties agree to execute such other documents as are necessary to give effect to this Paragraph 6.  If Holder does not elect to declare this Amendment null and void, then this Amendment shall remain in full force and effect with each party having such rights and obligations as set forth in the Notes, this Amendment and the Trust Deed.

7.           Miscellaneous.  This Amendment supersedes any and all other provisions of the Notes which are in conflict with this instrument. This Amendment constitutes the full and complete agreement between the parties hereto relating to the matters set forth herein.  All other provisions of the Notes not modified herein shall remain in full force and effect and are incorporated herein.

Signatures on Following Page

IN WITNESS WHEREOF, the parties have executed this Amendment effective as of the date set forth above.

MAKER:		HOLDER:

FREEDOM OIL & GAS, INC.		QUANTUM ENERGY & TECHNOLOGIES, LLC

By: Endeavor Capital Group, LLC
By:	/s/ J. David Gowdy	Its: Manager
Name: J. David Gowdy
Title: President/CEO		By:	/s/ Jeffry F. Chivers
Name: Jeffry F. Chivers
Address:		Title: Manager, QET
175 S. Main Street, Suite 1210
Salt Lake City, UT 84111		Address:
6440 S. Wasatch Blvd., Ste. 105
Salt Lake City, Utah 84121